UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

As previously disclosed, on March 1, 2022, the Company received notification from the U.S. Food and Drug Administration (the “FDA”) that the CYAD-101-002 (KEYNOTE-B79) trial had been placed on clinical hold due to insufficient information to assess risk to study subjects. On August 1, 2022, the Company announced that the FDA had lifted the clinical hold on the CYAD-101-002 trial after the Company made changes to the eligibility criteria for the trial. A copy of the Company’s press release announcing the lifting of the clinical hold is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Dr. Charles Morris contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and Form S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the Company on August 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: August 1, 2022	By:	/s/ Michel Lussier
Michel Lussier Interim Chief Executive Officer